I N E T   T E C H N O L O G I E S   2 0 0 2   A N N U A L   R E P O R T











A N S W E R S



Meaningful Answers

to Important Questions

With the communications industry facing reduced spending and greater competitive pressure, we focused our efforts in 2002 on building a strong, sustainable market position for Inet. After almost three years of tough economic and industry conditions, we now see communications carriers making a fundamental shift – from a focus on network expansion and acquiring customers at almost any price to a focus on key customer retention and quality of service.

To capitalize on this shift, we developed a new product strategy that supports an intensified focus on quality of service. We're adding new products and applications to help carriers answer important questions like:

"How do I improve profitability while my subscriber growth is slowing?"
"How do I best allocate my reduced capital expenditures budget to achieve the highest return?"
"How do I streamline operating expenses while increasing customer satisfaction?"

Our Unified Assurance™ solution provides meaningful answers to important questions – information that carriers can quickly translate into action. With this information in hand, carriers can improve their service levels, more easily attract and retain high-value customers and manage multiple networks and technologies in order to operate their businesses more strategically. We believe this is especially important in the mobile data and voice markets where competition is more intense and networks are inherently more complex.

In the spirit of our new product strategy, this year's annual report will provide meaningful answers to important questions for our key stakeholders – our customers, our stockholders and our employees. With our new Unified Assurance solution, we believe the answers are more apparent and the road to profitable growth at Inet is clear.

Contents

Financial Highlights

(Dollars in thousands, except per share amounts)	2002	2001	2000
Operating Data			
Revenues	$101,886	$107,015	$159,007
Gross profit	62,561	63,416	117,799
Income (loss) from operations	8,028	(6,391)	51,238
Net income	7,609	193	39,521
Earnings per share			
Basic	$ 0.16	$ 0.00	$ 0.86
Diluted	$ 0.16	$ 0.00	$ 0.84
Balance Sheet Data			
Cash and cash equivalents	$189,076	$154,889	$131,419
Working capital	182,459	170,116	167,161
Total assets	227,919	211,528	226,207
Stockholders' equity	197,956	188,483	185,420

Revenues
IN MILLIONS


$160
$140
$120
$100
$80
$60
$40
$20
0
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Net Income
IN MILLIONS


$40
$35
$30
$25
$20
$15
$10
$5
0
00 01 02

Cash and Cash Equivalents
IN MILLIONS


$200
$175
$150
$125
$100
$75
$50
$25
0
00 01 02

Cash per Common Share Outstanding
IN DOLLARS


$5
$4
$3
$2
$1
0
00 01 02

Dear Fellow Stockholder:

Communications carriers were operating in survival mode in 2002. They focused on streamlining operations, reducing costs and maximizing the revenue potential of their existing infrastructure. In these challenging market conditions, we're proud to announce another year of profitable operations at Inet.

In these challenging market conditions, we're proud to announce another year of profitable operations at Inet.

Substantial Increase in 2002 Net Income

While 2002 revenues were down slightly versus 2001, our net income increased significantly year over year. Revenues in 2002 were $101.9 million versus $107.0 million in the prior year. Net income was $7.6 million in 2002 compared to $193,000 in 2001. Earnings per diluted share increased to $0.16 per share in 2002 from $0.00 per share in 2001.

During 2002, we were able to further lower our breakeven point while still maintaining our investment in research and development. We also generated approximately $35 million in operating cash flow and further strengthened our balance sheet. With our strong cash position, we were able to repurchase approximately 8.97 million restricted shares of common stock from Mark Weinzierl, one of our founders and directors, in a private transaction that closed in January 2003. The total value of the share repurchase was $35.4 million, or $3.95 per share – a 38 percent discount to the then current market price. The transaction was immediately accretive to our stockholders.

In 2002, our team of talented professionals maintained a strong focus on customer satisfaction. Our customer base is one of our greatest assets. Ensuring our customers are satisfied with our products and services is critical to our success. Our existing customers account for a significant portion of our revenues – more than 90 percent in recent quarters.

Over the last two years, we've evolved our product strategy and as a result, our product portfolio has expanded. We spent considerable time and resources in 2002 on developing a compelling group of new product offerings under our Unified Assurance solution. We believe this solution will provide carriers the answers they need to more strategically operate their businesses in today's complex market environment.

Carriers Shift Focus to Maximizing Returns on Existing Assets

Carriers today have shifted their focus from building market share at almost any price to maximizing returns from existing assets. Differentiating on quality of service – delivering and documenting better quality of service to more quickly acquire and retain high-value customers – has become a top priority.

Our Unified Assurance solution enables carriers to proactively manage their quality of service by customer and by type of service. It provides a path between the customer, service and network layers within a carrier's organization. It also can help carriers simplify the management of multiple networks and technologies.

Based on direct feedback from our existing customers around the world, we believe our Unified Assurance solution is a very compelling and unique solution for carriers. We're tremendously excited about its potential to help carriers maximize their returns from existing assets, especially in the mobile data and voice markets.

Our Strategy: Customer-Centric Solutions for Multiple Services and Technologies

Our Unified Assurance solution represents an important transition for Inet. We're now in the business of providing communications software solutions that enable communications carriers around the world to more strategically operate their businesses. Our customer-centric solutions operate across a broader base of technologies and address the vertical layers within a carrier's organization – the customer, service and network layers. This is a significant, but logical, step beyond providing systems to monitor SS7 signaling networks. It also goes one giant step beyond our revenue assurance solutions, formerly marketed as part of our IT:seven™ business intelligence applications, in enabling carriers to more strategically operate their *businesses*, not just their *networks*.

We're now in the business of providing communications software solutions that enable communications carriers around the world to more strategically operate their businesses.

We've defined five key elements in our strategy to be a customer-centric solutions provider. We plan to:

- Continue to strive for the highest level of customer satisfaction;
- Develop solutions for current- and next-generation wireless data and voice markets;
- Focus on tier-one communications carriers and equipment manufacturers in key geographic regions including North America, Europe and select countries in the Asia-Pacific region;
- Invest in research and development to provide technological leadership and to broaden our product portfolio; and
- Manage for profitability.

Our Future: Profitable Growth

We're very excited about the growth opportunities we see in the future for Inet. We believe our customer-centric solutions approach is the right strategy at the right time in the communications industry. We have an exceptional team of talented, experienced professionals focused on customer satisfaction. We are strong financially, and we continue to maintain the high standards of corporate governance expected of public companies today. We're confident this is the right combination to deliver positive results for our stockholders in 2003 and beyond.



Elie S. Akilian
President, CEO and co-founder

How

Can Inet Help Carriers Operate Their Businesses More Strategically?



We help carriers focus on opportunities that can make a significant impact on their bottom-line performance.



Kevin Keough
Vice President
of Business Development

It's not enough to see opportunity. You must also have the knowledge and capability to act on it. This is precisely what our Unified Assurance solution is all about.

Our solutions enable carriers to proactively manage the quality of service they deliver to their most valuable customers. That's a critical capability that most carriers do not have today.

Differentiating on Quality of Service

Quality of service is becoming a key differentiator among carriers. No longer focused on expanding networks or building market share at any price, today's carriers want to maximize returns from existing assets. One of the best ways to do that is to retain high-value customers by proactively managing – in real time – the quality of service delivered to them. Our Unified Assurance solution enables carriers to do just that.

Our Unified Assurance Solution

It's not enough to see opportunity. You must also have the knowledge and capability to act on it. This is precisely what our Unified Assurance solution is all about. It provides simple answers to some of the most complex and interactive questions faced by a carrier. For example, our Unified Assurance solution associates high-value customer activity to the services those customers utilize and the network-level elements delivering them. It provides a path to identify the cause of a performance issue so that prompt corrective action can be taken. It can also help a carrier increase revenues from interconnection activity. Capital expenditures can be optimized through informed network planning. And operating expenses can be reduced as a result of increased organizational efficiencies gained by leveraging a single solution across numerous organizations to address multiple objectives. This is a different way for carriers to run their businesses. It places the organizational emphasis on a carrier's most valuable customers, the services they use and the network technologies that deliver them.

Our Diagnostics Solutions

In addition, our diagnostics solutions enable carriers and equipment manufacturers to better design, deploy and diagnose their current- and next-generation networks and network elements. We currently offer three diagnostic products – the Spectra2™ for use with next-generation networks and Spectra™ and Spectra Trunk Tester™ for current-generation networks.

From the board room to the test lab, Inet's products provide our customers the information and actionable paths that are critical to operate their businesses more strategically.

Unified Assurance Provides a Framework for Managing High-Value Customers and Multiple Services Across Multiple Technologies


Customer Assurance
Service Assurance
Network Assurance
Drill Down for Troubleshooting

[illegible] Wireless Data [illegible] Performing for Your Highest-Value [illegible]

Beamer enables carriers to measure the quality of service delivered to high-value customers in the last minute or the last year. It directly links the specific services used by a customer to the specific network elements that delivered the service. Carriers can then proactively report and manage the performance delivered to their high-value customers. Too much delay on wireless data services? Carriers can identify the responsible equipment and either reroute traffic or repair the equipment. In addition, they can prioritize their efforts so that issues impacting high-value customers receive prompt attention.

How Are Your Voice-over-IP Services Performing [illegible]

Orion enables carriers to proactively manage the performance of services both in and beyond their networks. One of the initial applications, Interconnection Voice Assurance (IVA), enables mobile or wireline carriers to enforce and manage voice traffic Service Level Agreements (SLAs) with interconnect partners. For example, flexible alarms and dynamic displays alert carriers to problems such as congestion at specific network elements. Carriers can act on the information in real time to improve interconnection call completion rates and protect interconnection revenues.

What Network Elements Have Degraded Performance and Who Is Being Impacted?

GeoProbe gives carriers a network-wide view of their operations regardless of the technology or the number of different vendor elements in use. It enables carriers to detect events, set filters and alarms, acquire statistics and perform sophisticated diagnostic processes based on their specific needs. When a failure or user-specified event occurs, network engineers are notified of the specific element involved. GeoProbe links to Beamer and Orion, enabling carriers to see the customers and the services impacted by a network event.

A: Our Unified Assurance solution.



Our Unified Assurance solution provides the transparency and linkages that carriers need to proactively report and manage the quality of service delivered to high-value customers in both real-time and historical fashions. It is comprised of products that address customer, service and network assurance.

- Our customer assurance solution, Beamer™, provides a framework for managing multiple services for specific large carrier customers. It does so by providing visibility into the actual quality of service experienced by a carrier's high-value customers. It links customer activity to the services used and the network elements delivering them.

- Our service assurance solution, Orion™, provides the information carriers need to manage the performance of specific services, both within and beyond network boundaries. Orion links to our network assurance solution for troubleshooting and to Beamer for customer impact assessment.

- GeoProbe™ is our network assurance solution. It enables carriers to proactively monitor, manage and diagnose their voice and data network performance. GeoProbe provides real-time information on calls and transactions – information that can be directly linked to the quality of service being delivered by type of service and to specific high-value customers.

GeoProbe was introduced in 1995 and is widely installed in networks around the world. Orion has two applications currently available, and new functionality and applications will be introduced later this year. Beamer is expected to be generally available in 2003. Working together, the components of our Unified Assurance solution provide meaningful answers to important questions and, ultimately, enable carriers to more strategically operate their businesses.



Drill Up for Instantaneous Impact Analysis
Corporate Custom
Interconnect Partners
WAP
SMS Text Messag
Internet Browsing
Switches
Gateways
Routers

What

Is Inet's Competitive Advantage?



Our customers, our technology and our financial strength enable us to compete and win.



Our competitive advantages are many. All of them have been integral to our business strategy since our company was founded in 1989. As a result, we believe they are sustainable and unique.

Our Customer Base

We view our customer base as one of our greatest assets. Existing customers have accounted for more than 90 percent of our revenues in recent quarters. We maintain a relentless focus on customer satisfaction. We also focus primarily on tier-one carriers – the largest of the mobile and wireline service providers around the world. We believe tier-one carriers can most benefit from the scalability of our solutions and our broad range of applications.

Our Technology and Domain Expertise

We're a company built on product innovation. Many of our competitors are larger companies with larger sales and service organizations. Our advantage is in our technology and our knowledge base. Our applications are open and scalable. They work with a number of technologies and equipment from multiple vendors. Our solutions make sense of network activity at the customer, service and network layers – a capability that cannot be easily duplicated. We consistently invest in research and development to maintain our advantage, and we'll continue to do so.

Our Financial Strength

We have a lean cost structure and a strong balance sheet. We can be extremely flexible in our response to market trends because we are financially very strong. When we identify a market trend, we can invest in the appropriate research and development capabilities and respond with new products and applications.

We continue to strengthen and leverage these advantages as our strategy evolves. Our Unified Assurance solution is a great example. It leverages our customer knowledge and our technology, and it illustrates the flexibility our financial strength gives us to respond to market trends. Our competitive advantages are real – they enable us to compete and win in a complex market.

Lyn Cantor

Vice President of Product Marketing

Our solutions make sense of network activity at the customer, service and network layers – a capability that cannot be easily duplicated.

Where

Are the Growth Opportunities for Inet?



We look for competitive, complex markets. Think mobile data and voice. Think Voice over IP.



We believe these are the segments of the communications market – mobile data and voice, Voice over IP (VoIP) – with the greatest growth potential for Inet. Here's why.

- In the past, wireless carriers have focused their efforts on building out their networks and acquiring subscribers at any price. They have spent fewer resources on tools to manage their networks. As a result, fewer wireless carriers own network management systems than do wireline carriers.
- Wireless carriers face the greatest competition for subscribers. In Europe, every time subscribers roam outside of their carrier's service area, they have the opportunity to select which carrier's service they wish to use. And the selection process is simple – as easy as changing channels on a television with a remote control – by pressing keys on the mobile device. While price is a contributing factor, most subscribers make their initial selection based on past experience. If poor service levels occur, the subscriber can change carriers at any time. The choice is up to the consumer. Quality of service for wireless carriers, especially in Europe, is critical to their short- and long-term success.
- Wireless networks are inherently more complex than wireline. First, there is a greater volume of signaling traffic due to roaming, customer authentication and wireless transactions like Short Message Service (SMS) text messages. Second, while GSM is the most prevalent wireless network technology, multiple next-generation wireless technologies are now being deployed. More types of technology mean more network complexity.
- While not yet in wide use, VoIP technology is currently in development at many equipment providers. Carriers are beginning to establish VoIP labs as well. These development efforts all require next-generation diagnostic tools.

All of these facts create opportunities for Inet. As wireless carriers look to proactively manage their performance across multiple networks and technologies, our Unified Assurance solution will be ready to answer their questions. Our next-generation diagnostics solution – Spectra2 – is an excellent testing tool for both equipment providers and carriers working on VoIP technologies. Plus we're currently leveraging the capabilities of our mobile data solutions as we develop new solutions to monitor VoIP and other IP-based data services.

We plan to pursue opportunities with tier-one carriers, both wireless and wireline, primarily in North America, Europe and select countries in the Asia-Pacific region. By helping tier-one carriers strategically operate *their* businesses, we believe we can profitably grow *our* business.

Mike Reiman

Vice President and Chief Technology Officer

By helping tier-one carriers strategically operate *their* businesses, we believe we can profitably grow *our* business.

Why

Is Inet a Good Investment?



We see opportunities to grow. We have real, sustainable advantages. Our financial position is strong.



By shifting from being an SS7-niche company to a more broad-based customer-centric solutions provider, we believe we've expanded our opportunities for growth. In addition, we've relentlessly monitored and managed our cost structure and further lowered our breakeven point. This gives us added flexibility to respond to market trends as they develop.

Jeff Kupp

Vice President and Chief Financial Officer

Our stable customer base, our technology and the flexibility we derive from our strong financial position are true advantages in our markets.

Growth Opportunities

We see tremendous growth opportunities in the wireless data and voice markets – driven by a shift to proactive performance management, an extremely competitive market for wireless services and the challenges of managing multiple technologies. We see opportunities in VoIP for our diagnostics solutions. We'll pursue all of these opportunities with tier-one carriers, both wireless and wireline, and with equipment manufacturers. Finally, we're focused on specific geographies that we believe offer the most healthy business opportunities.

Competitive Advantage

Our stable customer base, our technology and the flexibility we derive from our strong financial position are true advantages in our markets. Our new Unified Assurance solution and our diagnostics solutions all leverage these advantages. We believe our competitive advantages are significant, and we'll continue to leverage and strengthen them in the future.

Strong Financial Fundamentals

Over the last two years, we've proactively managed our cost structure and lowered our breakeven point. Even as revenues declined during the market downturn, we've remained profitable and grown net income. We've generated strong cash flow, maintained our investment in research and development and, at the same time, strengthened our balance sheet. And, we remain debt-free.

We believe growth opportunities, sustainable competitive advantages and strong financial fundamentals are an outstanding platform for future success. Whether market conditions improve or remain difficult, we believe we've taken the right actions over the last two years – actions that have placed us in a strong position for the future.

When

Will the Time Be Right?

Now.

The last three years have been difficult in the communications industry. Today, carriers are in survival mode – intent on maximizing returns from their existing assets by retaining high-value customers and reducing costs. Our Unified Assurance solution directly addresses the new focus in today's communications industry. It enables carriers to proactively manage the services delivered to high-value customers and to manage their performance by type of service delivered. In addition, our diagnostics solutions enable equipment manufacturers and carriers to better design and test next-generation VoIP networks. As a result, carriers can operate all of their businesses more strategically. We believe the time is right for our new customer-centric solutions and for Inet.

Corporate Information

Corporate Office

1500 North Greenville Avenue
Richardson, Texas 75081
469-330-4000

Stock Listing

Our common stock is publicly traded on the Nasdaq Stock Market under the symbol "INTI." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Stock Market.

Price Range	High	Low
2002		
Fourth Quarter	$ 6.98	$4.15
Third Quarter	6.68	4.00
Second Quarter	10.30	5.71
First Quarter	11.05	7.91
2001		
Fourth Quarter	$11.17	$5.20
Third Quarter	9.77	5.00
Second Quarter	11.70	4.94
First Quarter	49.88	4.50

We have never paid cash dividends on our common stock and do not intend to do so in the foreseeable future. As of February 27, 2003, there were approximately 129 stockholders of record.

Investor Relations

Security analysts, investment professionals and stockholders with inquiries about the Company should contact Kelly Love, CFA, Director of Investor Relations at 469-330-4171.

Internet Site

Inet's Web site (www.inet.com) provides financial and stockholder information, corporate information and employment opportunities. Investor information may be obtained or requested via the investor relations section of our Web site.

Annual Meeting of Stockholders

The Annual Meeting of the Stockholders of Inet Technologies, Inc. will be held on May 12, 2003. A notice of the meeting, together with a proxy card and a proxy statement, will be mailed to stockholders in April 2003.

Independent Auditors

Ernst & Young LLP
Dallas, Texas

Corporate Counsel

Andrews & Kurth L.L.P.
Austin, Texas

Transfer Agent and Registrar

Mellon Investor Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
800-635-9270
www.melloninvestor.com

Forward-Looking Statement Disclosure

This report contains forward-looking statements, including statements regarding the ability of our customers to achieve the anticipated benefits of our products, the anticipated effects of our cost reduction efforts, our ability to maintain our investment in product development during the downturn in the communications industry, the anticipated demand for our solutions and our product, customer and operating strategies. Such forward-looking statements involve risks and uncertainties. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are the effects of a further general economic slowdown, any further slowdown in communications spending, any reversal or slowdown in the pace of privatization, deregulation and restructuring of telecommunications markets worldwide, unforeseen changes in anticipated expenses or revenues, delays in the development and introduction of our products, product defects, increased competition, the failure of demand for our products and solutions to develop as we anticipate and other factors detailed in Inet's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2002.


Inet.

Inet Technologies, Inc.

1500 North Greenville Avenue

Richardson, Texas USA 75081

Telephone 469-330-4000 • Fax 469-330-4001

www.inet.com